SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549

                         SCHEDULE 13D

           Under the Securities Exchange Act of 1934
                       (Amendment No. )*
                     MAC-GRAY CORPORATION
                         (Name of Issuer)
                     Common Stock, $.01 par value
                (Title of Class of Securities)
                          554153-10-6
                        (CUSIP Number)

                         Alan M. Stark
                        80 Main Street
                 West Orange, New Jersey 07052
                       (973)325-8660
(Name Address, and Telephone Number of Person Authorized to
Receive Notices and Communications)

                       January 22, 2001
                 (Date of Event which Requires Filing of this Statement)

If this filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box [X].


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         SCHEDULE 13D

CUSIP No.   554153-10-6
_______________________________________________________________
               1)   Names of Reporting Person S.S. or I.R.S.
          Identification Nos. of Above Persons (Entities Only)

           MYRON M. KAPLAN

______________________________________________________________
               2) Check the Appropriate Box if a Member of a Group (See Instructions)
                                                       (a) [ ]
                                                       (b) [ ]
_______________________________________________________________
     3)   SEC Use Only
_______________________________________________________________
     4)   Source of Funds
          PF
________________________________________________________________
               5)   Check if Disclosure of Legal Proceedings is Required
          Pursuant to Items 2(d) or 2(e). . . . . . . . . . . .

          NOT APPLICABLE
________________________________________________________________
               6)   Citizenship or place of Organization
          UNITED STATES
________________________________________________________________
              (7)  Sole voting Power
Number of            1,887,900
Shares Bene-
ficially       (8)  Shared Voting Power
owned by                -0-
Each Report-
ing Person     (9)  Sole Dispositive Power
With                 1,887,900


               (10) Shared Dispositive Power
                        -0-
____________________________________________________________
               11)  Aggregate Amount Beneficially Owned by Each Reporting
                    Person    1,887,900
________________________________________________________________
               12)  Check if the Aggregate Amount in Row (11) Excludes
                     Certain Shares
                            N/A
________________________________________________________________
               13)  Percent of Class Represented by Amount in Box (11)
                    14.9%
________________________________________________________________
               14)  Type of Reporting Person
               I N

Item 1.   Security and Issuer.

          This statement relates to the Common Stock (the "Common Stock" or the "Shares"), of MAC-GRAY CORPORATION, a Delaware corporation ("Company"), which has its principal executive offices at 22 Water Street, Cambridge, Massachusetts 02141.
Item 2.   Identity and Background.
          This statement is being filed by Myron M. Kaplan, ("Kaplan"). Kaplan is a private investor. Kaplan's business address is at P.O. Box 385, Leonia, NJ 07605.
          Kaplan has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he, during the last five years, been a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration. Kaplan beneficially owns 1,887,900 Shares, and the
total cost is $12,670,941.   The source of funds for the
purchase of all such Shares was personal funds.
Item 4.   Purpose of Transaction.
          Kaplan has purchased and holds the Shares reported by him for investment purposes, and only in the ordinary course of business.
          Kaplan pursues an investment philosophy of identifying undervalued situations. In pursuing this investment philosophy, Kaplan analyzes the operations, capital structure and markets of companies in which he invests, including the Company, on a continuous basis through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies. Kaplan does not believe he possesses material inside information concerning the Company. As a result of these analytical activities, Kaplan may hold discussions with third parties and/or with the Company's management in which Kaplan may suggest or take a position with respect to potential changes in the operations, management or capital structure as a means of enhancing shareholder value. Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of the Schedule 13D Form, including, without limitation, such matters as disposing of one or more businesses, selling the Company or acquiring another company or business, changing operating or marketing strategies, adopting or not adopting, certain types of anti-takeover measures and restructuring the Company's capitalization or dividend policy.



          Kaplan intends to adhere to the foregoing investment philosophy, and will continuously assess the Company's business, financial condition, results of operations and prospects, general economic conditions, the securities markets in general and those for the Company's securities in particular, and other developments and other investment opportunities. Depending on such assessments, Kaplan may acquire additional Shares or may determine to sell or otherwise dispose of all or some of his Shares.
          Other than as described above, Kaplan does not have any present plans or proposals which relate to or would result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of the Schedule 13D Form.
Item 5.  Interest in Securities of the Issuer.
          Based upon the information contained in the Company's Form 10Q for the quarterly period ended September 30, 2000 filed with the Securities & Exchange Commission, there were 12,637,639 Shares of the Company's Common Stock outstanding as of November 13, 2000. Kaplan's ownership of 1,887,900 Shares represents 14.9% of the outstanding Shares.
        There were no transactions effected by Kaplan during the past 60 days.
Item 6. Contracts, Arrangements, Understandings or Relation-ships with Respect to Securities of the Issuer.
          Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Kaplan and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.
Item 7.   Material to be Filed as Exhibits.
          There is no material to be filed as Exhibits.
                              Signature
          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: January 22, 2001


MYRON M. KAPLAN

By /s/ ALAN M. STARK
  Alan M. Stark
  Attorney-In-Fact
Power of Attorney dated
January 7, 2000 on file


ATTENTION:  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).